UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lands' End, Inc.

File No. 001-09769 – CF #30586

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Lands' End, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on December 6, 2013, as amended on January 10, 2014, February 14, 2014 and March 11, 2014.

Based on representations by Lands' End, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through January 31, 2019
Exhibit 10.4	through January 31, 2020
Exhibit 10.6	through March 31, 2017
Exhibit 10.9	through January 10, 2017
Exhibit 10.10	through January 10, 2017
Exhibit 10.12	through January 10, 2017
Exhibit 10.14	through February 14, 2017
Exhibit 10.16	through February 14, 2017
Exhibit 10.17	through February 14, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary